UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                       First American Capital Corporation
                                (Name of Issuer)

                          Common Stock, $.10 par value
                         (Title of Class of Securities)

                                   31747M 10 2
                                 (CUSIP Number)

     Harland E. Priddle                      Kevin R. Sweeney, Esq.
     First American Capital Corporation      Sonnenschein Nath & Rosenthal LLP
     1303 S.W. First American Place          4520 Main Street, Suite 1100
     Topeka, Kansas 66044                    Kansas City, Missouri  64111
     Phone:  (785) 267-7077                  Phone:  (816) 460-2400

           (Name, address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 8, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

This Amendment No. 1 amends the Schedule 13D previously filed by First American Capital Corporation ("FACC") with the Securities and Exchange Commission on December 18, 2006 (the "Schedule 13D"), and is being filed by FACC in accordance with Rule 13d-5 of the Securities Exchange Act of 1934, as amended, and refers only to exhibits which were referenced as forthcoming in the Schedule 13D. The items identified below, or the paragraphs of such items, are amended as set forth below. Except as specifically amended by this Amendment No. 1, the
Schedule 13D remains in full force and effect.

Item 7.   Material to Be Filed as Exhibits.


     (a) Stock Purchase and Sale Agreement between First American Capital and Brooke dated October 6, 2006.

     (b) The Director Proxy defined in Section 1.3(b) of the Agreement, herein incorporated by reference to FACC's Schedule 13D filed on December 18, 2006.

     (c)  The Buyer Proxy defined in Section 1.3(b) of the Agreement.

     (d)  Limited  Power of Attorney  executed  on December  18, 2006 by Paul E.
          Burke.

     (e) Limited Power of Attorney executed on December 18, 2006 by Edward C. Carter.

     (f) Limited Power of Attorney executed on December 18, 2006 by Thomas M. Fogt, herein incorporated by reference to FACC's Schedule 13D filed on December 18, 2006.

     (g)  Limited  Power of Attorney  executed  on December  18, 2006 by Kenneth
          Frahm.

     (h) Limited Power of Attorney executed on December 18, 2006 by Harland E. Priddle, herein incorporated by reference to FACC's Schedule 13D filed on December 18, 2006.

     (i) Limited Power of Attorney executed on December 18, 2006 by John F. Van Engelen.

     (j) Limited Power of Attorney executed on December 18, 2006 by John G. Montgomery. (k) Limited Power of Attorney executed on December 18, 2006 by Gary E. Yager.


                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 19, 2006                         By:  /s/ Kevin R. Sweeney
                                                    ------------------------
                                                 Name:  Kevin R. Sweeney
                                                 Title: Attorney for Issuer